Exhibit No. 21.1

 SUBSIDIARIES OF REGISTRANT

As of March 31, 2011

1.	PHI Capital Holdings, Inc.
Percentage of ownership: 100%
Business activity:  Consulting and M&A advisory services

2.	Providential Vietnam, Ltd.
Percentage of ownership: 100%
Business activity: Consulting services

3.	Philand Ranch Limited – UK
Percentage of ownership: 58.28%
Business activity: real estate development

4.	PHI Gold Corp. (formerly PHI Mining Group, Inc.)
Percentage of ownership: 82.71%
Business activity: Gold mining

5.	PHI Energy Corporation (formerly Providential Energy Corporation)
Percentage of ownership: 32%
Business activity: energy, coal mining and coal trading

6.	Provimex, Inc
Percentage of ownership: 85%
Business activity: Trading and Imports/Exports

7.	Touchlink Communications, Inc.
Percentage of ownership: 85%
Business activity: Multi-media